Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Advanced Cell Technology, Inc. and subsidiary of our report dated July 2, 2009, relating to our audit of the consolidated financial statements, appearing in the Prospectus, which is part of this Registration Statement.  Our report dated July 2, 2009 related to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to Advanced Cell Technology, Inc. and subsidiary’s ability to continue as a going concern.  We were not engaged to examine management's assessment of the effectiveness of Advanced Cell Technology, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2008, and, accordingly, we did not express an opinion thereon.

We also consent to the reference to our firm under the captions "Experts" in such Prospectus.

SingerLewak LLP
Los Angeles, CA
October 8, 2009